UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of  January 2007
000-50109
(Commission File Number)
AMS HOMECARE INC.
(Registrant's Name)
1360 Cliveden Avenue - Delta, BC V3M 6K2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F
☐ Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule?12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes
☑ No
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule?12g3-2(b): 82-

1360 Cliveden Ave
Delta, BC
V3M 6K2
Canada

FOR IMMEDIATE RELEASE

AMS HOMECARE RELEASES 3rd QUARTER RESULTS

Vancouver, B.C. January 29, 2007 - AMS Homecare Inc. (OTCBB: AHCKF), a leading national provider of mobility products, durable medical products and patient monitoring technology to the aging North American population, is pleased to report the following corporate update:
Sales for the nine months ended November 30, 2006 increased by 2% to $6,134,301 as compared to $6,011,690 for the same period in the previous year.  Sales for the three months ended November 30, 2006 decreased by 26% to $1,316,824 as compared to $1,774,212 for the same period in the previous year, due to a decrease in IER sales recorded in the quarter.

Operating income decreased by $212,969 for the quarter ended November 30, 2006 to a loss of $197,168 compared to an operating income of $15,801 for the same quarter last year.  Year to date operating income decreased by $259,499 to $348,407 as compared to $607,906 for the same period last year.  The quarter to date and year to date decrease is primarily attributable to the higher salaries, office, and occupancy costs of the Company's retail store in Bellevue, WA.

The third quarter results continue to show strength and growth in our Durable Medical Equipment business.  The company has focused in 2006 on transitioning the technology division and the 65Plus retail store.  The Technology division will introduce new products both in Nurse Call and other technologies in 2007. This transition has resulted in higher expenses and a decrease in IER business as we move away from the previous technology.  The company continues to develop its Pharmacy operation in Washington State and hence continues to invest in the store resulting in continued costs for the company.  "The last half of 2006 has been a transitional term and I expect that 2007 results will begin to show some benefits of the investment that the company has incurred in 2006", said Harj Gill, CEO.

About AMS Homecare
Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment; durable, disposable medical products, and patient monitoring technology.  AMS is a USA retailer with its own pharmacy/durable equipment store (http://www.65plusstore.com).  With a base of 300-plus dealer customers in Canada, the company is moving forward and strengthening its foundation, building an organization capable of serving the needs of the aging populations in Canada and the United States. More information is available at (http://www.amshomecare.com).

For further information contact:
AMS Homecare Inc:
Daryl Hixt
Corporate Communication
604-273-5173 ext 121
ir@amshomecare.com
Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are "forward-looking" under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties.  Investors should refer to the Full and Complete Safe Harbour Statement disclosed on the company website (http://www.amshomecare.com)
Exhibits
None

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2007	By:	/s/ Harj Gill
Harj Gill Chief Executive Officer